Exhibit 99.2

Linkage Global Inc
PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

September 8, 2026

The undersigned shareholder of Linkage Global Inc, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated August 19, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 9:30 a.m., Eastern Time, Floor 26, Block B, Wangxun Building 11 Keji East Road, Gaoxin District, Fuzhou, Fujian Province, People’s Republic of China and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

THE BOARD RECOMMENDS A VOTE FOR ALL THE PROPOSALS.

I. It is resolved as an ordinary resolution with effect on September 18, 2026, that:

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i)	every 23 Class A ordinary shares with a par value of US$0.0025 each into one Class A Ordinary Share with a par value of US$0.0575; and;

(ii)	every 23 Class B ordinary shares with a par value of US$0.0025 each into one Class B ordinary Share with a par value of US$0.0575,

(b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$2,525,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 12,000,000 Class B Ordinary Shares with a par value of US$0.0025 each to US$2,525,000 divided into 43,391,304.3478261 Class A ordinary shares with par value of US$0.0575 and 521,739.130434783 Class B Ordinary Shares with a par value of US$0.0575; and

(c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

______ FOR	______ AGAINST	______ ABSTAIN

II. It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 19, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation.

______ FOR	______ AGAINST	______ ABSTAIN

III. It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “EGM Adjournment”).

______ FOR	______ AGAINST	______ ABSTAIN

TO SUBMIT YOUR PROXY CARD ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO SUBMIT YOUR PROXY CARD BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO SUBMIT YOUR PROXY CARD BY FAX: Please fax this proxy card to 1.727. 269.5616

TO SUBMIT YOUR PROXY CARD BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: